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                              December 7, 2023

       Christopher T. Giordano
       President and Chief Executive Officer
       Tenax Therapeutics, Inc.
       101 Glen Lennox Drive, Suite 300
       Chapel Hill, NC 27517

                                                        Re: Tenax Therapeutics,
Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed December 1,
2023
                                                            File No. 333-275856

       Dear Christopher T. Giordano:

              We have conducted a limited review of your registration statement and have the following comment.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Registration Statement on Form S-1 filed December 1, 2023

       Coverpage

   1. Please revise your cover page to disclose the date the offering will end. Refer to Item
                                                        501(b)(8)(iii) of
Regulation S-K for guidance.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

              Please contact Daniel Crawford at 202-551-7767 or Jason Drory at 202-551-8342 with any other questions.
 Christopher T. Giordano
Tenax Therapeutics, Inc.
December 7, 2023
Page 2




                                            Sincerely,
FirstName LastNameChristopher T. Giordano
                                            Division of Corporation Finance
Comapany NameTenax Therapeutics, Inc.
                                            Office of Life Sciences
December 7, 2023 Page 2
cc:       Lorna Knick, Esq.
FirstName LastName